EXHIBIT 1


FOR IMMEDIATE RELEASE                                          17 November 2003



          COMPLETION OF TF1 ACQUISITION OF 34.3% STAKE IN METRO FRANCE

Metro International S.A. ("Metro"), the international newspaper group, today announced the completion of the previously announced acquisition of a 34.3% shareholding in Metro's French subsidiary, `Publications Metro France', by leading French television broadcaster Television Francaise 1 S.A. ("TF1"). TF1 has acquired the stake for a total cash consideration of (euro) 12 million.

Metro France's three editions - in Paris, Marseille and Lyon - attract more than
1.3 million daily readers. Metro was launched in the three cities in the Spring of 2002, covering a target population of almost 11 million people and becoming the largest newspaper by circulation in the three cities on a combined basis. France is the third largest advertising market in Europe, and reported annual media spend on newspaper advertising of US$ 1.4 billion in 2002.

"We have already started working with TF1 on joint initiatives. As France's leading television broadcaster, the partnership provides Metro with access to a large number of potential new advertising clients and some of Europe's leading brands," commented Metro President and CEO Pelle Tornberg. "This deal follows on our other successful partnerships in North America and reflects the significant similarities between the free-to-air television and free newspaper businesses."



For further information, please visit www.metro.lu, email info@metro.lu or contact:
Pelle Tornberg, President & CEO                      tel: +44 (0) 20 7016 1300
Matthew Hooper, Investor & Press Relations           tel: +44 (0) 20 7321 5010

Metro is the world's largest newspaper, publishing and distributing 28 Metro editions in 16 countries in Europe, North & South America and Asia. Metro attracts more than 12 million daily readers in over 50 cities around the world with an easy to read combination of headline local and international news and information. Metro International S.A. `A' and `B' shares are listed on the Stockholmsborsen `O-List' and on the Nasdaq stock market under the symbols MTROA and MTROB.

This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Metro International S.A, any Metro International S.A. members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.